UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, OR
¨	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________ to _________

Registration number: 333-128859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Gillette Company Global Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: c/o The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

The following audited financial statements are enclosed with this report:

1.	Statement of Net Assets Available for Plan Benefits as of December 31, 2012 and December 31, 2011.
2.	Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2012, 2011 and 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                    Date:   March 21, 2013
THE GILLETTE COMPANY GLOBAL
EMPLOYEE STOCK OWNERSHIP PLAN

By:	/s/ Susan Carver
Susan Carver
Trustee
The Gillette Company Global Employee Stock Ownership Plan

EXHIBITS:

23	Consent of the Deloitte LLP

The Gillette Company
Global Employee Stock
Ownership Plan

Financial Statements as of December 31, 2012 and December 31, 2011,
and for the Years Ended December 31, 2012, 2011 and 2010, and
Reports of Independent Registered Public Accounting Firms

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of December 31, 2012 and December 31, 2011	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2012, 2011 and 2010	3

Notes to Financial Statements as of December 31, 2012 and December 31, 2011, and for the Years Ended December 31, 2012, 2011 and 2010	4-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of The Gillette Company Global Employee Stock Ownership Plan:

We have audited the accompanying Statement of Net Assets Available for Plan Benefits of The Gillette Company Global Employee Stock Ownership Plan (the "Plan") as of December 31, 2012, and 2011 and the related Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31 2012, 2011 and 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years ended December 31, 2012, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte LLP
    Deloitte LLP

Newcastle upon Tyne, United Kingdom

March 21, 2013

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS:
Investments — at fair value:
The Procter & Gamble Company common stock (cost
$1,404,387 and $1,682,260 in 2012 and 2011
respectively)	$ 2,154,557	$ 2,576,540

Total investments	2,154,557	2,576,540

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 2,154,557	$ 2,576,540

See notes to financial statements.

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

	2012	2011	2010

Contributions:
Employee contributions	$ -	$ -	$ -
Employer contributions	-	-	-

Total contributions	-	-	-

Investment income/(loss):
Dividends on common stock	66,022	72,443	77,730
Realized gain on investments sold	180,284	156,949	195,724
Net depreciation in fair value of
The Procter & Gamble Company common stock	(144,110)	(67,482)	(19,314)

Net investment income/(loss)	102,196	161,910	254,140

DEDUCTIONS:
Benefits paid to participants	524,179	484,916	653,715
Administrative expenses	-	-	-

Total deductions	524,179	484,916	653,715

DECREASE IN NET ASSETS	(421,983)	(323,006)	(399,575)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	2,576,540	2,899,546	3,299,121

End of year	$ 2,154,557	$ 2,576,540	$ 2,899,546

See notes to financial statements.

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2012 AND 2011, AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The Gillette Company Global Employee Stock Ownership Plan (the “Plan” or the “GESOP”) is a stock ownership plan sponsored by The Gillette Company (“Gillette”), a subsidiary of The Procter & Gamble Company (“Procter & Gamble”), (collectively, the “Company”).  The following provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General — The Plan was adopted by the Board of Directors of Gillette on December 16, 1993 to become effective June 1, 1994 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.  The Plan is not subject to income taxation.  The Plan’s goal is to provide eligible Gillette employees the opportunity to purchase common stock of the Company through payroll deductions and contributions from the Company.  All Plan assets were held by the Plan fiduciary, RBC Dexia Investor Services Bank S.A. through to March 2008.  Buck Consultants LLC was the recordkeeper for the Plan through to March 2008.  For the remainder of 2008 and all of 2009 2010, Mercer (Ireland) Ltd. was the Plan fiduciary and CIBC World Markets is the custodian for the Ireland accounts.  Capita Plan Share Services is the Plan fiduciary and BMO Capital Markets is the custodian for the United Kingdom accounts.

On January 27, 2005, and in connection with Procter & Gamble’s acquisition of Gillette, Procter & Gamble entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gillette providing that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Plan would merge with and into the Procter & Gamble International Stock Ownership Plan or other Procter & Gamble international plans (collectively “ISOP”).

Since 2006, as Gillette subsidiaries in countries harmonized business systems with the Procter & Gamble systems, the Plan extended to employees who continued with Procter & Gamble, the choice of transferring their participant accounts to the ISOP or to receive a total distribution in the form of cash or shares.  Once the employee’s choice was finalized and the transfer or distribution was processed, the employee’s Plan account was closed.  As each country adopts the Procter & Gamble benefit plans that include the ISOP, their participation in the Plan is terminated.  For Gillette employees who will not continue employment with the Company, the employee must receive a total distribution from the Plan, either in cash or shares.  If no election is made, employees will receive cash.  The harmonization will continue until all funds have transferred to ISOP or have been distributed to participants.

As at December 31, 2012, the United Kingdom was the only remaining country participating in the Plan and the Company continues to evaluate the options for the United Kingdom. During 2010, the residual shares that were held in Ireland at the end of 31 December, 2009, were transferred out of the Plan for the benefit of the participant, following the completion of the harmonization of that country into the ISOP.

Effective January 1, 2008, participants of the Plan were eligible to make contributions to ISOP and ceased making contributions to the Plan.

Eligibility — Employees eligible to participate in the Plan included all regular employees of participating subsidiaries of Procter & Gamble with the exception of employees considered to be an executive, officer, director, or a 10 percent stockholder of the Company and employees eligible for another savings plan sponsored by the Company and maintained in the United States, Canada, or Puerto Rico.  Eligible employees could have enrolled in the Plan on the first day of each month and on the initial participation date for each participating subsidiary.

Contributions — Effective January 1, 2008 contributions were frozen as per note 5.

Participant Accounts — Individual accounts have been maintained for each Plan participant. Each participant’s account was credited with the participant’s contribution, the Company’s matching contribution, allocations of Company discretionary contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant accounts remaining in the Plan continue to have individual accounts maintained with Plan earnings or losses allocated based on earnings and account balances as defined.

As of December 31, 2012, the Plan has a total of 220 participants participating in the Plan solely in the United Kingdom.

Investments — Sales of the Company’s common stock for distributions generally are made on two specified dates in each month and subsequently converted into the applicable local currencies for payment to employees.  Any dividends on shares of the Company’s common stock are invested in additional shares of the Company’s common stock.

Vesting — In general, participants were immediately vested in all shares of the Company’s common stock credited to their respective Plan accounts.

Payment of Benefits — Prior to the Merger Agreement, distributions of account balances were made when the employment of a participant ceased, unless upon retirement the participant’s account was credited with at least 100 shares of the Company’s common stock, and the participant elected to defer payment.  If an election was made to defer the distribution, retirees could have made up to two requests a year for distributions of all or a portion of their account balance.

For those retirees who do not elect to defer payment and for all other participants who terminate employment for reasons other than retirement, a distribution of the participant’s account was made in the form of a lump-sum payment.

All distributions were made in cash, unless the participant (or beneficiary, in the event of a participant’s or retiree’s death) elected to receive the account balance in the form of shares of the Company’s common stock.

While employed, participants could have elected to take up to two in-service withdrawals from their account balances during a calendar year.  Effective October 1, 2005, upon a change in control of the Plan sponsor, all shares in the Plan became mature and immediately available for sale.  Since then participants have been able to elect cash, share certificate, or electronic transfer of shares to the ISOP for both in-service and termination withdrawals.  Only whole shares were processed for in-service withdrawals.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan invests in common stock of The Procter & Gamble Company which represents a concentration in investments.   Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments in common stock are stated at fair value. Quoted market prices are used to value these investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, net of any U.S. withholding taxes.  Realized gains and losses are based upon the identified cost method.

Administrative Expenses — Brokerage commissions, fees, and other investment transaction costs are paid by participants as part of the purchase and sale of the Company’s common stock.

Costs relating to the administration of the Plan are paid by the Company.

Payment of Benefits — Benefits are recorded when paid.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820, which expanded disclosures and required that each major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

Fair Value Measurements and Disclosures —In January 2010, the FASB issued Accounting Standards Updates (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010.

3.	FAIR VALUE MEASUREMENTS

ASC 820, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2
Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

All investments are measured following a Level 1 valuation technique.

4.	INVESTMENTS

The Plan’s investment in Company common stock experienced a net depreciation in value as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010

The Procter & Gamble Company common stock:
Net depreciation*	$ (144,110)	$ (67,482)	$ (19,314)

*Excludes unrealized depreciation on transferred stock.

    The realized gain on sales of Company common stock for the years ended December 31, 2012, 2011 and 2010, was determined using an average cost method as follows:

	2012	2011	2010

Proceeds on sales of shares	$ 521,327	$ 479,330	$ 649,413
Cost	341,043	322,381	453,689

Realized gain on sales	$ 180,284	$ 156,949	$ 195,724

5.	RELATED PARTY TRANSACTIONS

At December 31, 2012 and 2011, the Plan held 31,736 and 38,623 shares, respectively, of Company common stock with a cost basis of $1,404,387 and $1,682,260, respectively. Contributions to the Plan were frozen effective January 1, 2008.

During the years ended December 31, 2012, 2011 and 2010, the Plan recorded dividend income from Company common stock of $66,022, $77,443and $77,730, respectively.

During the year ended December 31, 2012 the Plan incurred administrative expenses of approximately $12,000.  This compares to $16,000 per annum in 2011 and $10,000 in 2010. The higher costs in 2011 were related to informing members about the activation of an electronic share portal. The costs were paid by companies within the group, headed by the sponsoring company, and not reimbursed by the Plan.

6.	PLAN TERMINATION

The Company has the right under the Plan to terminate the Plan subject to the provisions of the Plan.

7.	FEDERAL INCOME TAX STATUS

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b) (4) thereof. The Company believes that the fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Company’s common stock held for their account under the Plan.

The Company has received a private letter ruling from the Internal Revenue Service confirming that the participating employees should be treated as the beneficial owners of the shares of the Company’s common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares.